UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

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of a Form 6-K if submitted solely to provide an attached annual report to
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Indicate by check mark if the registrant is submitting the Form 6-K in
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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

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in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:


1. Press release dated December 21, 2009, relating to Tongxin
   International Ltd.Secures New Medium and Heavy-Duty
   Truck Cab Contracts

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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial Officer

Date: December 28, 2009


=================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated December 21, 2009, relating to Tongxin
   International Ltd.Secures New Medium and Heavy-Duty
   Truck Cab Contracts

=================================================================
Tongxin International, Ltd. Secures New Medium and Heavy-Duty
Truck Cab Contracts

Newly designed models signals growing sales segment for Tongxin and will contribute $4 to $6 million to revenues in 2010

CHANGSHA, China, December 21, 2009 /Xinhua-PRNewswire-FirstCall/ -- Tongxin International Ltd. (NASDAQ:TXIC-News), a China-based manufacturer of engineered vehicle body structures ("EVBS" or "truck cabs"), today announced the introduction of two newly-designed medium and heavy-duty truck cabs for the commercial vehicle market in China.

Throughout 2009, Tongxin International allocated R&D and marketing efforts to develop and expand its product offering to the growing medium and heavy-duty EVBS truck segments in China. The Company's new models, "Tianjiao" and "Tianrui", are currently in vehicle validation and awaiting final approval of shipping schedules from Tongxin's customers. Serial production is anticipated in the first quarter of 2010.

Tongxin will manufacture an unpainted and finished version of
each cab model.   Unpainted models will ship directly to
customers from Tongxin's assembly facility in Zhucheng.
Painted and finished cabs will be fitted with a customer-specific interior and instrumentation and ship from Tongxin's Changsha-based manufacturing headquarters. Tongxin has calculated revenues from the new models to accelerate throughout the year. The Company has forecasted $4 million to $6 million in revenues in 2010 from its new models and customer contracts.

Currently, medium and heavy-duty truck cab sales account for less than 10% of Tongxin sales. For the nine months ended September 30, 2009, the addressable market of medium and heavy duty truck cabs in China was $2.3 billion based on an estimated 620,000 units at an average content value $3,700 per cab.


Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.
Tongxin maintains a network of 130 customers throughout
20 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

FORWARD LOOKING STATEMENTS

Statements contained in this press release, which are not historical fact, constitute "Forward-Looking Statements."
Actual results may differ materially due to numerous important factors that are described in Tongxin
International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.




For more information, please contact:

COMPANY:

     Mr. Rudy Wilson, CEO
     Tel:  248-593-8330
     Email:  rudy@txicint.com
     Ms. Jackie Chang, CFO
     Tel:  626-660-7117
     China:  +86-13467553808
     Email:  jackie@txicint.com
     Web:  www.txicint.com

INVESTOR RELATIONS:

John Mattio, SVP
     HC International, Inc.
     Tel:   +1-203-616-5144 (U.S.)
     Email: john.mattio@hcinternational.net
     Web:   www.hcinternational.net